ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-held Company NIRE 35300010230 Call notice EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING The Stockholders of ITAÚ UNIBANCO HOLDING S.A. (“Company”) are hereby invited by the Board of Directors to attend the Extraordinary General Stockholders’ Meeting to be exclusively held online on November 30, 2023 at 15:00 p.m., with the purpose to: 1. Resolve on the “Protocol and Justification” in which the terms and conditions of the total spin-off of Banco Itaú BBA S.A. are established, with the merger of the spun-off portions into the Company and Itaú BBA Assessoria Financeira S.A., as of the date base of June 30, 2023; 2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert company to be responsible for preparing the appraisal report on the book net worth of Banco Itaú BBA S.A. to be merged into the Company and Itaú BBA Assessoria Financeira S.A.; 3. Resolve on the appraisal report, based on the balance sheet of Banco Itaú BBA S.A. as of June 30, 2023; 4. Resolve on the merger into the Company of part of the spun-off portion of Banco Itaú BBA S.A., with no increase in the Company’s capital stock; 5. Authorize the Company’s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions; 6. Amend the Company’s Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to forty (40) members; and 7. Consolidate the Bylaws to reflect the amendment mentioned in the preceding item. The full description of the matters proposed, as well as their justification, is found in the General Stockholders’ Meeting’s Manual. The documents to be reviewed are available to stockholders on the Company’s investor relations website (www.itau.com.br/relacoes-com-investidores), as well as on the websites of the CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of these documents via email ri@itau-unibanco.com.br. The General Meeting will be held online with the link and access instructions to be provided by the Company to stockholders who send the documents below by November 28, 2023, via email drinvest@itau-unibanco.com.br: a) Legal Entities: a notarized copy of the articles of association/bylaws, and proof of election of management members, duly registered with the proper trade board. b) Individuals: a digital copy of the ID document bearing the stockholder’s picture. Stockholders may be represented at the General Meeting by a proxy, in accordance with Article 126 of Law No. 6,404/76, provided that this proxy forwards their identity document, the documents listed above and the corresponding proxy with signature notarized by a public notary’s office. We clarify that it is not mandatory that the representative of the legal entity stockholder be a stockholder, a Company’s management member or a lawyer and that the documents issued abroad be consularized or apostilled and be accompanied by the respective sworn translation. The Company recommends that stockholders represented by proxies also forward, by November 28, 2023, a copy of the documents listed above to email drinvest@itau-unibanco.com.br. Stockholders may also participate in the Meeting through the remote voting form, to be sent (i) directly to the Company, or (ii) to their respective custody agents, in the case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services, in the case shares are not deposited at a central depository, according to the procedures described in the General Stockholders’ Meeting’s Manual. São Paulo (SP), October 31, 2023 RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence